Exhibit 2.01
Resource Extraction Payment Report

This report discloses the payments made by Sociedad Química y Minera de Chile S.A. to governments for the commercial development of minerals and which involve the exploration, extraction, processing and export of such minerals, or the acquisition of a license for any such activity. Unless the context otherwise indicates, the terms “SQM,” “we,” “us,” “our” or the “Company” mean Sociedad Química y Minera de Chile S.A. and its consolidated subsidiaries. Payments to foreign governments include payments to the national government as well as subnational governments, such as the government of a state, province, department, county, district, municipality or territory under that foreign national government. All payments are reported in U.S. dollars, which is the presentation currency of our consolidated financial statements under IFRS. Payments that were made in currencies other than U.S. dollars have been converted to U.S. dollars using the exchange rates existing at the time the payment is made. All payments are reported on a cash basis, meaning that they are reported in the period which they are paid, as opposed to being reported on an accrual basis (which would mean that they are were reported in the period for which the liabilities arise).

At December 31, 2023, SQM had the following mineral extraction projects:

Location / Project	Business Segment	Ownership %	Resource	Extraction Type /Method
Australia
Mt. Holland (a)	Lithium and its Derivatives	50%	Lithium	Open pit

Chile
Salar de Atacama	Lithium and its Derivatives; Potassium	100%	Lithium; Potassium	Well
El Norte Grande Caliche (b)	Specialty Plant Nutrition; Iodine and its Derivatives; Industrial Chemicals	100%	Nitrates; Iodine	Open pit

(a)    Payment information relating to the Mt. Holland project is not disclosed in this report as the Company is not the operator of the project, which is proportionately consolidated in the Company’s financial statements. The Mt. Holland project is owned by a 50-50 joint venture between SQM and Wesfarmers Limited.
(b)    The El Norte Grande Caliche, located in Regions I and II of northern Chile, includes our caliche mining operations and facilities at the Nueva Victoria, Pampa Blanca, Pedro de Valdivia and Maria Elena sites.

Project-level disclosure

The following table provides a breakdown of payments made by the Company to governments, by project and type of payment, for the year ended December 31, 2023 (in thousands US$):

	Year ended December 31, 2023
	Taxes (a)	Commissions/Royalties (b)	Fees	Community and Social Responsibility Payment (c)	Total
Chile

Salar de Atacama	$1,971,665	$2,531,341	$–	$148,034	$4,651,040
Lithium and its Derivatives	$–	$2,490,990	$–	$148,034	$2,639,024
Potassium	$–	$40,351	$–	$–	$40,351

El Norte Grande Caliche	$353,213	$–	$–	$2,943	$356,156
Total	$2,324,878	$2,531,341	$–	$150,977	$5,007,196
(a)    Income taxes are viewed at the entity level and not by business segment.
(b)    Includes commission paid to Corporación de Fomento de la Producción de Chile (CORFO) based on the sales price/metric ton on the amounts sold from the Company’s operations in the Salar de Atacama in Chile as part of its mineral rights agreement with the Chilean government.
(c)    Community and Social Responsibility payments correspond to Lithium and its Derivatives business segment for the Salar de Atacama and to Iodine and its Derivatives business segment for El Norte Grande Caliche.

Government-level disclosure

The following table provides a breakdown of payments made by the Company to governments, by level of government and type of payment, for the year ended December 31, 2023 (in thousands of US$):

	Year ended December 31, 2023
	Taxes	Commissions/Royalties	Fees	Community and Social Responsibility Payment	Total
Chile
Corporación de Fomento de la Producción de Chile (CORFO)(a)	$–	$2,531,341	$–	$–	$2,531,341
Tesorería General de la República	$2,324,878	$–	$–	$–	$2,324,878
Various local Chilean municipalities/communities(b)	$–	$–	$–	$150,977	$150,977
Total	$2,324,878	$2,531,341	$–	$150,977	$5,007,196

(a)    Commission paid to CORFO based on the sales price/metric ton of the amounts sold from the Company’s operations in the Salar de Atacama in Chile as part of its mineral rights lease agreements with the Chilean government.
(b)    As part of its mineral rights lease agreement with the Chilean government as well as direct agreements with local communities, the Company makes community and social responsibility payments to local communities in Chile, contributions to research and development, and contributions to the regional development to the Antofagasta Regional Government and to the San Pedro de Atacama, María Elena and Antofagasta municipalities in Chile.

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